Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

September 5, 2003
	BY:	/s/ Noboru Hara

Noboru Hara
General Manager
General Administration Department

TDK Corporation 1-13-1, Nihonbashi, Chuo-ku, Tokyo, 103-8272 Japan Tel: 81-3-5201-7100 Fax: 81-3-5201-7110 September 5, 2003

Securities and Exchange Commission
Filing Desk
450 5th Street, N.W., stop 1-4,
Washington, D.C. 20549
U.S.A.

Re: TDK CORPORATION (the “Company”)
             Notice of Record Date for Interim Dividend
and Amount of Proposed Dividend

Dear Sirs:

     Pursuant to Section I paragraph 8 of the undertaking of the Company submitted to the New York Stock Exchange, Inc. (the “Exchange”) in connection with the listing of shares of Common Stock of the Company on the Exchange, set forth below are the record date for the proposed payment of an interim dividend and the estimated amount of said dividend, subject to the approval of the Board of Directors of the Company at the board meeting to be held on October 29, 2003.

·	Record date:	September 30, 2003 (Japan Time)
·	Estimated amount of proposed interim
	dividend subject as aforesaid:	Yen 25.00 per share of Common Stock

·	The amount of the proposed interim dividend set out above is very roughly estimated. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the said amount will in fact be declared at the aforesaid Board meeting. The Directors’ complete discretion to recommend and declare such higher or lower amount as they think fit at the aforesaid Board meeting shall not be limited nor hereby affected in any respect.

·	Payment commencement date:	December 5, 2003 (Japan Time)

Very truly yours,
TDK CORPORATION

BY:	/s/ Noboru Hara

Noboru Hara
General Manager
of General Affairs Dept.